VIA EDGAR

November 22, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Brian Cascio, Accounting Branch Chief and Christie Wong, Staff Accountant
Division of Corporation Finance
Office of Healthcare and Insurance

RE:	Horizon Therapeutics Public Ltd Company
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 24, 2021
Form 10-Q for the Quarterly Period Ended June 30, 2021
Filed August 4, 2021
File No. 001-35238

Dear Mr. Cascio and Ms. Wong,

Horizon Therapeutics Public Ltd Company (“Horizon”, the “Company”, “we”, “our”) is responding further to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) in your letter dated October 13, 2021, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as filed on February 24, 2021, and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, as filed on August 4, 2021. To facilitate your review, we have included in bold italics below the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 122

1.

We note your response to comment 1 and that adjusted EBITDA is closely aligned with the material terms of your credit agreement. If you are presenting adjusted EBITDA as a liquidity measure please revise to present it exactly as defined in the credit agreement and provide all the disclosures required by Question 102.09 in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, including all the material terms of the credit agreement, the full calculation of the debt covenant measure, the amount or limit required for compliance with the covenant and the actual or reasonably likely effects of compliance or non-compliance with the covenant. The liquidity measure should also be reconciled to operating cash flows. Disclosures related to adjusted EBITDA as a performance measure should be removed.

Response

As discussed in our teleconference with the Staff, the Company’s credit agreement does not contain covenants related to leverage ratio that are material to the Company, although there is a 0.25% interest rate adjustment that depends on whether the Company’s “Total Net Leverage Ratio” is above or below 1:2. This measure is defined in the credit agreement as the ratio of (a) the Company’s “Consolidated Total Indebtedness” net of unrestricted cash at the measurement date to (b) the Company’s “Consolidated EBITDA” for the last four fiscal quarters. While the Company will continue to inform investors of the applicable interest rate within “Management’s Discussion and

Analysis of Financial Condition and Results of Operations” in its 10-K and 10-Q periodic reports, it does not propose at this time disclosing the non-GAAP “Total Net Leverage Ratio” as calculated under the credit agreement, due to the potential investor confusion that may be caused as a result of the “Consolidated EBITDA” calculation under the credit agreement differing from the Company’s future calculation of adjusted EBITDA and Gross-debt-to-last-12-months adjusted EBITDA leverage ratio, as mentioned below.

2.

If you are presenting adjusted EBITDA as a performance measure, we continue to believe that your adjustments to exclude the upfront and milestone payments related to license and collaboration agreements are inconsistent with the guidance in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please confirm to us that you will no longer include these adjustments in any non-GAAP financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G for all periods presented in future filings.

Response

In response to the Staff’s comment and as discussed during subsequent telephone conversations with the Staff, beginning with the Company’s earnings release, corporate presentation and Annual Report on Form 10-K for the fourth quarter and year ended December 31, 2021, the Company will no longer include adjustments for upfront and milestones payments related to license and collaboration agreements when presenting the following non-GAAP financial measures:

•	Non-GAAP net income

•	Adjusted EBITDA

•	Non-GAAP operating income

•	Non-GAAP R&D expenses

•	Non-GAAP income tax (benefit) expense

•	Non-GAAP earnings per share—basic

•	Non-GAAP earnings per share—diluted

•	Non-GAAP operating cash flow

•	Gross-debt-to-last-12-months adjusted EBITDA leverage ratio

As appropriate, the Company will also recast prior annual non-GAAP results in the Annual Report on Form 10-K for the year ending December 31, 2021 and will recast prior period quarterly non-GAAP results in future Quarterly Reports on Form 10-Q, as applicable.

Please do not hesitate to contact me at if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Paul W. Hoelscher
Paul W. Hoelscher
Executive Vice President, Chief Financial Officer